UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

METALINK LTD.
(Name of Subject Company)

METALINK LTD.
(Name of Person(s) Filing Statement)

ORDINARY SHARES, PAR VALUE NIS 1.0 PER SHARE
(Title of Class of Securities)

M69897110
(CUSIP Number of Class of Securities)

SHAY EVRON
ACTING CEO AND CFO
METALINK LTD.
C/O FAHN KANNE
23 DERECH MENACHEM BEGIN
TEL AVIV, 66183, ISRAEL
+972.3.711.1690
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Ido Zemach, Adv. Goldfarb Seligman & Co. 98 Yigal Alon Street Tel Aviv 6789141, Israel +972-3-608-9999

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

The name of the subject company is Metalink Ltd., an Israeli company ("Metalink" or the “Company”). The Company's principal executive offices are located at c/o Fahn Kanne, 23 Derech Menachem Begin, Tel Aviv, 66183, Israel; telephone: +972.3.711.1690.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the Company's ordinary shares, par value NIS 1.0 per share ("Ordinary Shares" or "Shares"). As of January 25, 2016, there were 2,690,857 Ordinary Shares issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

The name, business address and business telephone number of the Company, which is the subject company and the entity filing this Statement, are set forth in Item 1 above and are incorporated herein by reference.

This Statement relates to the offer by Top Alpha Capital S.M. Ltd. (the “Purchaser”), to purchase from the Company’s shareholders ("Shareholders") 550,000 Ordinary Shares (the “Targeted Number of Shares”), which represent approximately 20.4% of the outstanding Ordinary Shares, at a price of $1.30 per Share, net to the seller in cash (subject to withholding taxes, as applicable), and without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Purchaser’s offer to purchase (the “Offer”). The Offer is disclosed in a Tender Offer Statement on Schedule TO (the “Schedule TO”), filed by the Purchaser with the Securities and Exchange Commission (“SEC”) on January 13, 2016. The Purchaser’s offer to purchase is filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”), the related letter of transmittal is filed as Exhibit (a)(1)(B) to the Schedule TO (the “Letter of Transmittal”) and the related Notice of Objection is filed as Exhibit (a)(1)(F) to the Schedule TO (the “Notice of Objection”).

This description of the terms of the Offer is qualified in its entirety by reference to the Offer to Purchase, Letter of Transmittal, Notice of Objection and other related materials.

The Schedule TO states that the Purchaser’s principal executive offices are addressed at 5 Kinneret Street, BSR Tower 3, Bnei Brak, Israel; telephone: +972-72-211-7400.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as described or referred to in this Statement, to the Company’s knowledge, as of the date on which this Statement was filed with the SEC, no material agreement, arrangement or understanding exists, nor is there an actual or potential conflict of interest, between (a) the Company, its executive officers, directors or affiliates and (b) the Purchaser, its executive officers, directors or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

(a) Solicitation or Recommendation

Based upon a determination of the Board of Directors of Metalink (the “Board” or the “Board of Directors”), the Board is expressing no opinion and is remaining neutral with respect to the Offer.  The Company urges each Shareholder to make his, her or its own decision as to whether to tender its Shares and, if so, how many Shares to tender.

Although the Board is expressing no opinion and is remaining neutral with respect to the Offer, the Board believes each Shareholder should carefully read the Offer to Purchase, the Letter of Transmittal, the Notice of Objection, other materials related to the Offer and this Statement before making any decision regarding tendering its Shares and make such decision based on all of the available information, including, without limitation, the adequacy of the Offer Price in light of the Shareholder’s own investment objectives, the Shareholder’s views as to the Company’s prospects and outlook, the factors considered by the Board as described below and any other factors that the Shareholder deems relevant to its investment decision.

The Board suggests that Shareholders consider, among other things, the following factors in deciding whether to tender their Shares in the Offer:

•
Individual factors: the Shareholder’s own investment objectives including, but not limited, to such Shareholder’s risk profile, size and nature of investment in the Company, investment time horizon and tax ramifications.  A discussion of general tax ramifications of tendering Shares in the Offer is set forth in Section 5 of the Offer to Purchase. This tax information has not been reviewed by the Company and is noted herein for reference purposes only;

•
Historical market prices of the Shares: The closing price of the Shares on the OTCQB on January 20, 2016, the last trading day before filing this Statement, was $1.19 per share, which is approximately 8.5% lower than the Offer Price. Shareholders should review the information regarding the Company’s share price performance set forth in Section 6 of the Offer to Purchase (“Price Range of the Shares etc.”) and also obtain a current market quotation for the Ordinary Shares;

•
Financial condition of the Company: Shareholders should review the Company’s financial information set forth in its most recent annual report on Form 20-F and other reports of the Company filed with the SEC, including its unaudited financial statements for the year ended December 31, 2015 included in the Company’s Current Report on Form 6-K submitted to the SEC on January 13, 2016 (the “2015 Unaudited Financials”);

•
Cash; Offer Price: The Offer Price reflects a company valuation of approximately $3.5 million, whereas, in accordance with the 2015 Unaudited Financials, the Company had approximately $4.6 million in cash and cash equivalents and equity capital of $4.4 million as of December 31, 2015;

•
Identity of Purchaser: If the Offer is successfully consummated, the Purchaser will beneficially own approximately 45.3% of the outstanding Shares. The Purchaser will then be in a position to exert significance influence on the Company, including the election of directors. See Section 9 of the Offer to Purchase for information about the Purchaser;

•
Purchaser’s Plans; Effect of Successful Completion of the Offer: The Board considered the fact that if the Offer is fully subscribed for and is completed by the Purchaser, Purchaser will be the largest shareholder of the Company. In that capacity, its influence over the Company and its policies will be significant, and such influence on the Company may have effects on the Company’s business plan, policies or performance. The Board observed that Purchaser has not provided any concrete information to Metalink or Metalink shareholders on which they would be able to assess whether that influence would have positive or adverse effects on the Company, including whether Purchaser has any concrete plans to cause Metalink to enter into any extraordinary transaction, including merger or liquidation;

•
Purchaser’s Plan to purchase additional Shares: The Board considered the fact that Purchaser states in the Offer to Purchase that in the event Purchaser purchases 550,000 Shares pursuant to the Offer, it will then, during a period of seven days following completion of the Offer, purchase up to 800,000 additional Shares at a price of at least $1.20 per Share in private resale transactions, which the Board notes is less than the Offer Price of $1.30 per Share;

•	Voluntary Liquidation: The Board considered the voluntary liquidation of the Company, as more fully described in Item 4(b) below;

•
Liquidity of Shares: The Board considered the trading volume and liquidity of the Shares after giving effect to Purchaser’s acquisition of the Shares which it has offered to purchase in the Offer. The Board noted that, following a fully subscribed Offer, the public float of the Shares (excluding Shares held by Purchaser or Metalink’s directors, officers and affiliates) would decrease. The Board also observed that such a decrease in the public float of the Shares would further limit trading liquidity of the Shares and could increase the volatility of Share prices in the trading market;

•
Conditions to the Consummation of the Offer: The Board considered the fact that the satisfaction of many of the Purchaser’s conditions to the acceptance for payment of Shares and payment for the Shares was largely within the Purchaser’s discretion; and

•
Likelihood of pro-rationing.  If more than the Targeted Number of Shares are validly tendered in the Offer and not properly withdrawn, the Offer will be subject to pro-rationing and the Purchaser will purchase the Targeted Number of Shares on a pro rata basis from all tendering shareholders.

In addition, Shareholders should consult their own financial, tax and legal advisors and make such other investigations concerning the Offer as they deem necessary.

(b) Reasons

In the past several years, the Company’s plan of operation was to consider strategic alternatives, including a possible business combination, other strategic transaction with a domestic or foreign, private or public operating entity or a “going private” transaction, including with any of its affiliates, and voluntary liquidation.

Starting March 10, 2014, the Board has instructed the Company’s management, with assistance of its legal advisors, to explore a plan to liquidate Metalink, including the scope of the cash distribution expected to be available to the Shareholders and the legal steps required to implement such liquidation. As an Israeli company, liquidation of the Company would require the approval of the Board and of the Shareholders at a special majority of at least 75% of all Shares voted on the matter. If and when the Board adopts a plan to liquidate the Company, the Company will publicly announce the same and convene a shareholder meeting to decide upon the matter. As such, there is no assurance if the liquidation will occur, its timing or the amount of proceeds that will be actually distributed to the Shareholders.

In determining not to express an opinion and to remain neutral with respect to the Offer, the Board of Directors considered a number of factors relating specifically to the Offer, including the following:

•
The Company has not participated in, and takes no responsibility for, the Offer. The Board believes that a Shareholder’s decision on whether or not to tender Shares in the Offer and, if so, how many Shares to tender, is a personal investment decision based upon each individual Shareholder’s particular circumstances;

•	There is no obligation on behalf of any Shareholder to tender any Shares in the Offer;

•	The Board has not recently engaged a financial advisor to conduct a financial analysis or appraisal of the fair market value of the Ordinary Shares;

•	There is no assurance if a liquidation of Metalink will occur, its timing or the amount of proceeds that will be actually distributed to the Shareholders; and

•
But for the requirements of Israeli law applicable if a purchaser crosses the 25% ownership threshold if no other person owns at least 25% of the voting rights in the Company, the Company believes that the Purchaser would attempt to acquire additional Ordinary Shares through private transactions or open market purchases.  Under such circumstances, the Company would not have been required to make any recommendation to its shareholders in connection with such purchases.

On January 28, 2016, the Company issued a press release stating that the Board had determined to express no opinion to the Shareholders and to remain neutral with respect to the Offer. A copy of the press release, dated January 28, 2016, is filed as Exhibit (a)(5) hereto.

(c) Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, no executive officer, director, affiliate or subsidiary of the Company currently intends to tender any of the Ordinary Shares that are held of record or beneficially owned by such persons pursuant to the Offer. In addition, the Company was informed that its two principal shareholders, Messrs. Uzi Rosenberg and Tzvi Shukhman, who are also directors of the Company, intend to deliver a Notice of Objection with respect to the Shares they own.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or compensated any other person to make solicitations or recommendations to Shareholders on its behalf concerning the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

During the past sixty (60) days, no transactions in the Ordinary Shares have been effected by the Company or, to the Company’s knowledge, after making reasonable inquiry, by any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except to the extent described in Item 4 above with respect to the Company’s consideration of a voluntary liquidation, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to or would result in (i) a tender offer for or other acquisition of securities of the Company by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary thereof; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary thereof; or (iv) a material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

There are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to or would result in one or more of the events referred to in the first paragraph of this Item 7.

ITEM 8. ADDITIONAL INFORMATION.

Israeli Companies Law

As an Israeli company, the Company is subject to Section 328 of the Israel Companies Law, 1999-5759 (the “Companies Law”). In general, Section 328 provides that a “special tender offer” must be made by a purchaser of shares of a public company if, as a result of the acquisition, the purchaser would own more than 25% of the aggregate voting rights of the company and no other person owns at least 25% of the voting rights. Accordingly, in order for the Purchaser to purchase outstanding Ordinary Shares above the 25% threshold, the Purchaser is required to conduct a special tender offer meeting the requirements of Israeli law. In addition, under the Companies Law, once a shareholder owns in excess of 25% of the outstanding shares of a company, this shareholder may purchase shares in the open market or through private transactions, unless as a result of the purchase the shareholder would own in excess of 45% of the outstanding shares of the company, if no other person owns at least 45% of the voting rights of the Company.

Moreover, according to Section 334 of the Companies Law, for a period of one year following the consummation of a special tender offer, none of the bidder in such special tender offer, a person who controlled the bidder during such special tender offer or any entity under their control, may affect another tender offer with respect to shares of the subject company or a merger with the subject company, unless they undertook to effect such transaction as part of the initial special tender offer.

Rights of Shareholders in the Offer

As set forth in the Offer to Purchase, a Shareholder will have no appraisal rights with respect to the Offer, and Shareholders may respond to the Offer by accepting the Offer or notifying the Purchaser of their objection to the Offer. Alternatively, they may simply do nothing and not tender their Shares or object to the Offer. Under the Companies Law, it is a condition to the Offer that the aggregate number of Shares tendered in the Offer is greater than the number of Shares represented in notices of objection. In making this calculation, the Purchaser is required to exclude Shares held by it. In addition, as set forth in the Offer to Purchase, Shareholders who submitted notices of objection with respect to the Offer will be entitled to tender their Ordinary Shares pursuant to the Offer during an additional four calendar-day period commencing at the completion of the “Initial Offer Period”. During this four calendar-day period, Shareholders who have tendered their Ordinary Shares pursuant to the Offer will have no withdrawal rights.

ITEM 9. EXHIBITS.

NO.	DESCRIPTION

(a)(1)(i)	Offer to Purchase, dated January 13, 2016 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO of Purchaser filed with the SEC on January 13, 2016).
(a)(1)(ii)	Letter of Transmittal (incorporated herein by reference to Exhibit (A)(1)(B) to the Schedule TO of Purchaser filed with the SEC on January 13, 2016).
(a)(1)(iii)	Notice of Objection (incorporated herein by reference to Exhibit (A)(1)(F) to the Schedule TO of Purchaser filed with the SEC on January 13, 2016).
(a)(5)	Press Release, dated January 28, 2016, issued by the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 28, 2016

METALINK LTD.
By:	/s/ Shay Evron
Shay Evron Acting Chief Executive Officer and Chief Financial Officer